eCollege.com

One North LaSalle Street, Suite 1800

Chicago, IL 60602

November 2, 2006

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Larry Spirgel

Re:	eCollege.com
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Fiscal Quarters Ended March 31, 2006
and June 30, 2006
File No. 000-28393

Ladies and Gentlemen:

On behalf of eCollege.com (the “Company”), I am writing in response to the comments contained in the Staff’s comment letter dated October 26, 2006 (the “Comment Letter”) with respect to the Company's Form 10-K for Fiscal Year Ended December 31, 2005, Form 10-Q for Fiscal Quarter Ended March 31, 2006 and Form 10-Q for Fiscal Quarter Ended June 30, 2006 (collectively, the “Reports”).

For the convenience of the Staff, we have set forth the text of the comments contained in the Comment Letter followed in each case by the Company’s response. All responses in this letter are provided on a supplemental basis.

Notes to Consolidated Financial Statements, page 42

4) Revenue Recognition, page 50

1.

Refer to your discussion of eLearning Division revenues on page 51. We note that no revenue is recognized for cancelled classes and student withdrawals or drops that occur before the agreed-upon enrollment census date. Please clarify for us when this enrollment census date generally occurs, particularly with regard to it’s proximity to when a course begins, and when you begin to recognize revenue for these courses, either on or before the enrollment census date. If revenue is recognized prior to the enrollment census date, please provide discussion of attrition rates and/or other support for your policy.

RESPONSE: The Company recognizes student fee revenue for its eLearning Division on a basis net of estimated refunds for cancelled classes and student withdrawals or drops that occur before the enrollment census date. SAB 104 permits such revenue recognition treatment when 1) estimates of refunded revenues are being made for a large pool of homogenous items, 2) reliable estimates of the expected refunds can be made on a timely basis, 3) there is a sufficient company–specific historical basis upon which to estimate the refunds (and the company believes that such historical experience is predictive of future events), and 4) the amount of the fees specified in the agreement is fixed other than the customer’s right to request a refund.

Enrollment census dates are typically 10-15 days after the course start date. After the course start date but before the enrollment census date, students may be added to and dropped from a specific course. Revenue recognition begins on the course start date.

Enrollment attrition rates are consistently less than 0.1% in a quarter. For the quarter ended December 31, 2005 – with first quarter 2006 enrollment census dates, total revenue attrition resulting from enrollment drops was 0.0006% or $56 compared to total student fee revenue for the eLearning Division of $9.9 million. For the quarter ended March 31, 2006 – with second quarter 2006 enrollment census dates, total revenue attrition resulting from enrollment drops was 0.03% or $3,000 compared to total student fee revenue for the eLearning Division of $10.8 million. For the quarter ended June 30, 2006 – with third quarter 2006 enrollment census dates, total revenue attrition resulting from enrollment drops was 0.07% or $8,000 compared to total student fee revenue for the eLearning Division of $11.7 million.

The Company evaluates on an ongoing basis the impact of student drops to determine the appropriate reduction in revenues (if any) that may be required. Given the immaterial impact of attrition rates, adjustments to reduce revenue for enrollment drops are recorded in the period the Company is notified that the class is cancelled or the student has withdrawn or dropped the course. Based upon the immaterial impact of attrition rates, the Company has not historically recorded any reductions in revenue associated with estimated refunds for cancelled classes, student withdrawals or drops that occur after a course start date and before the enrollment census date.

2.

Refer to your discussion of Enrollment Division revenues on page 51 and clarify whether up front fees related to interactive media arrangements are recognized ratably over the length of the arrangement or recognized when a lead is first generated. Also clarify whether revenues from leads generated are recognized ratably or at the time each lead is generated. If revenue is not recognized ratably over the length of the arrangement, please provide reference to authoritative literature used as guidance in developing your policy.

2

RESPONSE: The Company’s Enrollment Division typically charges customers an upfront deposit related to interactive media arrangements. These deposits are recorded as a current liability on the balance sheet. The deposit is applied against customer invoices for leads provided or refunded to the customer at the termination of the contract. The deposit remains on the balance sheet and customers are invoiced each month for the number of leads generated.

Revenue generated from leads under an interactive media arrangement is recognized when the leads are provided to the customer. Pursuant to SAB 104, the Company recognizes revenue when the leads are provided to the customer, as this is the point where “delivery has occurred or services have been rendered”.

With respect to the Staff’s comments, the Company hereby acknowledges to the Staff its understanding that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Reports, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Reports and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding the foregoing or the Reports, please contact the undersigned at (312) 706-1706.

Very truly yours,

/s/ Reid E. Simpson
Reid E. Simpson
Chief Financial Officer

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